                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                              -------------------

                                  SCHEDULE TO

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act Of 1934

                             READ-RITE CORPORATION
                      (Name of Subject Company (issuer))

                       READ-RITE CORPORATION, as issuer
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

           10% CONVERTIBLE SUBORDINATED NOTES DUE SEPTEMBER 1, 2004
                        (Title of Class of Securities)

                                   755246AA3
                      (CUSIP Number of Class Securities)

                              -------------------

                               Cyril J. Yansouni
                            Chief Executive Officer
                             READ-RITE CORPORATION
                             345 Los Coches Street
                          Milpitas, California 95035
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                              -------------------

                                  Copies to:

       John A. Fore, Esq.                                 Abigail Arms, Esq
WILSON SONSINI GOODRICH & ROSATI                        Shearman & Sterling
       650 Page Mill Road                          801 Pennsylvania Avenue, N.W.
       Palo Alto, CA 94304                             Washington, D.C. 20004
          (650) 493-9300                                   (202) 508-8000

                              -------------------

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                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation                        Amount of filing fee
--------------------------------------------------------------------------------
     $70,725,000(1)                             $18,672
--------------------------------------------------------------------------------
(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of January 25, 2000 of the maximum amount of 6 1/2% Convertible Subordinated Notes due September 1, 2004 that may be received by the Registrant from tendering holders in the exchange offer.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed January 27, 2000.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,147
Form or Registration No.: S-4
(File No. 333-95527)
Filing Party:  Read-Rite Corporation
Date Filed:    January 27, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  INTRODUCTION

This Tender Offer Statement on Schedule TO is being filed by Read-Rite Corporation, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act in connection with its offer to exchange up to $345,000,000 of its 6 1/2% Convertible Subordinated Notes due September 1, 2004 (or such lesser number as are properly tendered) into its 10% Convertible Subordinated Notes due September 1, 2004, upon the terms and subject to the conditions set forth in Read-Rite Corporation's Registration Statement on Form S-4 (File No. 333-95527) filed with the Securities and Exchange Commission on January 27, 2000 (the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.

Item 3.  Identity and Background of Filing Persons.
         -----------------------------------------

Cyril J. Yansouni, Chairman and Chief Executive Officer*
John T. Kurtzweil, Senior Vice President and Chief Financial Officer*
Alan S. Lowe, President and Chief Operating Officer*
James J. Murphy, Senior Vice President, Customer Business Units*
Mark E. Re, Senior Vice President, Research & Development*
Sherry F. McVicar, Vice President, Human Resources*
William J. Almon, Director*
Michael L. Hackworth, Director*
John G. Linvill, Director*
Matthew J. O'Rourke, Director*
Robert M. White, Director*
*  c/o Read-Rite Corporation, 345 Los Coches Street, Milpitas, California 95035.

Item 4.  Terms of the Transaction.
         ------------------------

         (b) None of the securities are to be purchased from any officer, director or affiliate of the Registrant.

Item 5.  Past contacts, transactions, negotiations and agreements.
         --------------------------------------------------------

         (e) The Registrant has not entered any transactions of the type contemplated by this Item.

Item 6.  Purposes of the transaction and plans or proposals.
         ---------------------------------------------------

         (c)(4) As stated in the Registrant's current proxy, filed January 20, 2000, John G. Linvill, who has served as a director of the Registrant since August 1991, is retiring as a director and will not stand for reelection in 2000. Mr. Linvill's retirement is unrelated to this transaction.

         (c)(5) The Registrant has not made any material change in its corporate structure or business of the type contemplated by this section.





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Item 8.  Interest in Securities of the Subject Company.
         ---------------------------------------------

         None of the persons named in Item 3 beneficially owns any of the subject securities.

Item 12. Exhibits.
         --------

         (a)(1)  Prospectus dated February 7, 2000.

         (a)(2)  Press Release Issued February 7, 2000.

         (a)(3) Form of Subordinated Indenture between the Company and Norwest Bank Minnesota, National Association, as exchange notes trustee.

         (a)(4) Form of Supplemental Indenture between the Company and Norwest Bank Minnesota, National Association, as exchange notes trustee.

         (a)(5)  Form of Letter of Transmittal.

         (a)(6)  Form of Notice of Guaranteed Delivery.

         (a)(7) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(8)  Form of Letter to Clients.

         (a)(9)  Press Release Issued January 27, 2000.

         (a)(10) Press Release Issued February 3, 2000.


                                      -4-
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  February 7, 2000                READ-RITE CORPORATION

                                             By: /s/ Cyril J. Yansouni
                                                --------------------------------
                                             Name:  Cyril J. Yansouni
                                             Title: Chairman and Chief Executive
                                                    Officer

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